Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of June 30, 2026

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2026	December 31, 2025
CURRENT ASSETS
Cash and cash equivalents	4	5,155,232	5,929,170
Short-term investments	4	285,262	445,627
Trade accounts receivable - net	5	5,999,384	4,810,640
Inventories	6	16,099,611	14,731,081
Tax credits		976,030	1,282,249
Income and social contribution taxes recoverable		292,107	685,811
Dividends receivable		4,875	4,981
Fair value of derivatives	14	20,965	36,623
Other current assets		605,183	678,899
		29,438,649	28,605,081

NON-CURRENT ASSETS
Tax credits		1,464,650	1,429,324
Deferred income taxes	7	2,590,506	2,561,980
Judicial deposits	15	170,028	150,893
Other non-current assets		346,099	387,708
Prepaid pension cost		9,328	9,328
Investments in associates and joint ventures	8	3,700,806	3,944,474
Goodwill	10	11,279,805	11,995,727
Right of use		1,485,416	1,271,462
Other Intangibles		689,658	691,365
Property, plant and equipment, net	9	30,797,768	30,640,833
		52,534,064	53,083,094

TOTAL ASSETS		81,972,713	81,688,175

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2026	December 31, 2025
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,371,025	3,641,918
Trade accounts payable - debtor risk	11	427,181	381,415
Trade accounts payable - imports	11	1,383,765	986,338
Short-term debt	12	587,576	897,295
Debentures	13	42,174	44,609
Taxes payable		389,171	400,293
Income and social contribution taxes payable		104,032	289,862
Payroll and related liabilities		840,963	915,508
Leasing payable		478,164	386,472
Employee benefits		679	594
Environmental liabilities		234,572	382,800
Fair value of derivatives	14	967	3,306
Other current liabilities		1,397,422	1,557,010
		10,257,691	9,887,420

NON-CURRENT LIABILITIES
Long-term debt	12	8,564,420	8,877,457
Debentures	13	4,363,919	4,362,790
Deferred income taxes	7	399,746	353,828
Provision for tax, civil and labor liabilities	15	2,383,460	2,292,412
Environmental liabilities		326,507	237,865
Employee benefits		355,120	404,085
Leasing payable		1,134,181	1,002,689
Other non-current liabilities		452,921	471,140
		17,980,274	18,002,266

EQUITY	17
Capital		24,273,225	24,273,225
Capital reserves		11,597	11,597
Treasury stocks		(514,193)	(520,067)
Retained earnings		22,587,280	23,054,501
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		10,091,315	9,670,807
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		53,544,554	53,585,393

NON-CONTROLLING INTERESTS		190,194	213,096

EQUITY		53,734,748	53,798,489

TOTAL LIABILITIES AND EQUITY		81,972,713	81,688,175

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the six-month period ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
NET SALES		17,870,632	17,525,750	34,586,293	34,901,086

Cost of sales	20	(15,041,444)	(15,495,203)	(29,463,238)	(30,923,986)

GROSS PROFIT		2,829,188	2,030,547	5,123,055	3,977,100

Selling expenses	20	(189,195)	(205,407)	(374,758)	(399,319)
General and administrative expenses	20	(328,059)	(351,505)	(664,371)	(700,463)
Other operating income	20	30,774	77,346	87,512	101,721
Other operating expenses	20	(47,661)	(89,456)	(96,086)	(136,930)
Impairment of financial assets	20	(17,318)	(2,631)	(45,731)	(6,579)
Equity in earnings of unconsolidated companies	8	54,632	26,443	136,695	35,713

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,332,361	1,485,337	4,166,316	2,871,243

Financial income	21	112,333	140,766	238,214	294,848
Financial expenses	21	(452,705)	(456,639)	(895,496)	(893,288)
Buyback of bonds	21	-	(39,646)	-	(39,646)
Exchange variations, net	21	30,779	28,074	46,167	34,315
Gains (Losses) on financial instruments, net	21	1,854	(7,294)	(17,121)	(38,856)

INCOME BEFORE TAXES		2,024,622	1,150,598	3,538,080	2,228,616
	7
Current	7	(559,231)	(348,373)	(1,023,997)	(623,193)
Deferred	7	655	62,272	(34,682)	16,878
Income and social contribution taxes		(558,576)	(286,101)	(1,058,679)	(606,315)

NET INCOME		1,466,046	864,497	2,479,401	1,622,301

ATTRIBUTABLE TO:
Owners of the parent		1,453,790	856,286	2,455,840	1,605,779
Non-controlling interests		12,256	8,211	23,561	16,522
		1,466,046	864,497	2,479,401	1,622,301

Basic earnings per share - preferred - (R$)	18	0.74	0.43	1.25	0.79
Basic earnings per share - common - (R$)	18	0.74	0.43	1.25	0.79

Diluted earnings per share - preferred - (R$)	18	0.74	0.42	1.24	0.79
Diluted earnings per share - common - (R$)	18	0.74	0.42	1.24	0.79

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income for the period	1,466,046	864,497	2,479,401	1,622,301
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	52,631	347,677	(92,586)	(85,746)
Cumulative translation adjustment	(326,585)	(1,689,016)	(1,814,464)	(3,675,815)
Recycling of cumulative translation adjustment to net income
Unrealized Gains on net investment hedge	27,589	96,950	210,248	284,021
	(246,365)	(1,244,389)	(1,696,802)	(3,477,540)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	-	-	5,010	-
	-	-	5,010	-

Total comprehensive income for the period, net of tax	1,219,681	(379,892)	787,609	(1,855,239)

Total comprehensive income attributable to:
Owners of the parent	1,205,163	(384,872)	776,842	(1,857,993)
Non-controlling interests	14,518	4,980	10,767	2,754
	1,219,681	(379,892)	787,609	(1,855,239)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest													Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan
Balance as of January 1, 2025	24,273,225	(734,278)	11,597	2,756,989	2,914,226	18,567,002	-	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786
2025 Changes in Equity
Net income	-	-	-	-	-	-	1,605,779	-	-	-	-	-	-	1,605,779	16,522	1,622,301
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	284,021	-	(3,747,793)	-	-	(3,463,772)	(13,768)	(3,477,540)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	1,605,779	-	284,021	-	(3,747,793)	-	-	(1,857,993)	2,754	(1,855,239)
Effects of the share buyback program	-	(772,504)	-	-	-	-	-	-	-	-	-	-	-	(772,504)	-	(772,504)
Cancellation of treasury stocks	-	889,571	-	-	-	(889,571)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(284)	(284)	(57)	(341)
Long term incentive plan exercised during the period	-	51,704	-	-	-	(2,357)	-	-	-	-	-	-	-	49,347	10	49,357
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,787)	(4,787)
Dividend in excess of the minimum estatutory undistributed in 2024	-	-	-	-	-	(203,272)	-	-	-	-	-	-	-	(203,272)	-	(203,272)
Dividends/interest on equity	-	-	-	-	-	-	(241,085)	-	-	-	-	-	-	(241,085)	(21,708)	(262,793)
Balance as of June 30, 2025	24,273,225	(565,507)	11,597	2,756,989	2,914,226	17,471,802	1,364,694	(2,904,670)	(9,105,654)	(12,734)	18,307,306	215,370	196,324	54,922,968	201,239	55,124,207

Balance as of December 31, 2025 (Note 17)	24,273,225	(520,067)	11,597	2,826,340	2,914,226	17,313,935	-	(2,904,670)	(9,142,979)	(12,734)	18,302,496	267,210	256,814	53,585,393	213,096	53,798,489
2026 Changes in Equity
Net income	-	-	-	-	-	-	2,455,840	-	-	-	-	-	-	2,455,840	23,561	2,479,401
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	210,248	-	(1,894,252)	5,006	-	(1,678,998)	(12,794)	(1,691,792)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,455,840	-	210,248	-	(1,894,252)	5,006	-	776,842	10,767	787,609
Increase in Capital through capitalization of Retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Effects of the share buyback program	-	(311,273)	-	-	-	-	-	-	-	-	-	-	-	(311,273)	-	(311,273)
Cancellation of treasury stocks	-	278,220	-	-	-	(278,220)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(2,143)	(2,143)	(24)	(2,167)
Long term incentive plan exercised during the period	-	38,927	-	-	-	8,890	-	-	-	-	-	-	-	47,817	22	47,839
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,289)	(7,289)
Dividend in excess of the minimum estatutory undistributed in 2025	-	-	-	-	-	(197,891)	-	-	-	-	-	-	-	(197,891)	-	(197,891)
Dividends/interest on equity	-	-	-	-	-	-	(354,191)	-	-	-	-	-	-	(354,191)	(26,378)	(380,569)
Balance as of June 30, 2026 (Note 17)	24,273,225	(514,193)	11,597	2,826,340	2,914,226	16,846,714	2,101,649	(2,904,670)	(8,932,731)	(12,734)	16,408,244	272,216	254,671	53,544,554	190,194	53,734,748

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the six-month period ended
	Note	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net income for the period		2,479,401	1,622,301
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	1,823,169	1,810,379
Equity in earnings of unconsolidated companies	8	(136,695)	(35,713)
Exchange variation, net	21	(46,167)	(34,315)
Losses on derivative financial instruments, net	21	17,121	38,856
Post-employment benefits		138,675	145,762
Long-term incentive plans		75,023	82,232
Income tax	7	1,058,679	606,315
Losses on disposal of property, plant and equipment		13,918	20,260
Impairment of financial assets		45,731	6,579
Provision (Reversal) of tax, civil, labor and environmental liabilities, net		91,299	(27,370)
Interest income on short-term investments		(76,964)	(72,693)
Interest expense on debt and debentures	21	551,371	573,375
Interest expense on lease liabilities		71,368	66,391
Reversal of net realizable value adjustment in inventory, net	6	(33,655)	(7,454)
		6,072,274	4,794,905
Changes in assets and liabilities
Increase in trade accounts receivable		(1,273,725)	(938,903)
Increase in inventories		(1,870,511)	(333,718)
Increase in trade accounts payable		1,231,795	219,511
Increase in other receivables		(18,467)	(10,538)
Decrease in other payables		(173,709)	(587,477)
Dividends from associates and joint ventures		287,866	27,103
Purchases of short-term investments		(96,773)	(489,680)
Proceeds from maturities and sales of short-term investments		335,866	622,257
Cash provided by operating activities		4,494,616	3,303,460

Interest paid on loans and financing		(629,614)	(547,286)
Interest paid on lease liabilities		(71,368)	(66,391)
Income and social contribution taxes paid		(749,311)	(774,451)
Net cash provided by operating activities		3,044,323	1,915,332

Cash flows from investing activities
Purchases of property, plant and equipment	9	(2,232,238)	(3,498,150)
Proceeds from sales of property, plant and equipment, investments and other intangibles		9,538	30,066
Additions in other intangibles		(75,450)	(74,388)
Payment for acquisition of company control		-	(673,272)
Capital increase in joint ventures	8	(89)	(88,800)
Net cash used in investing activities		(2,298,239)	(4,304,544)

Cash flows from financing activities
Purchases of treasury stocks		(311,273)	(772,504)
Dividends and interest on capital paid		(550,053)	(463,399)
Proceeds from loans and financing		308,206	8,144,166
Repayment of loans and financing		(464,726)	(2,907,289)
Leasing payment		(244,545)	(234,908)
Net cash (used) provided in financing activities		(1,262,391)	3,766,066

Exchange variation on cash and cash equivalents		(257,631)	(643,734)

(Decrease) Increase in cash and cash equivalents		(773,938)	733,120
Cash and cash equivalents at beginning of period		5,929,170	7,767,813
Cash and cash equivalents at end of period		5,155,232	8,500,933

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore for its own consumption. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on August 4, 2026.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and six-month periods ended on June 30, 2026 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2025, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2025.

2.2 – New accounting standards

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2026 had no impact on the Company’s Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2027 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. It will replace IAS 1 – Presentation of Financial Statements, introducing new requirements that will help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in financial statements, its impacts on presentation and disclosure are expected to be widespread, in particular those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

- Issuance and amendment of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. This standard allows certain eligible subsidiaries of parent entities reporting under IFRS to apply reduced disclosure requirements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company does not expect material impacts on its Financial Statements, as this standard applies only to the financial statements of eligible subsidiaries.

- Amendment to IAS 21 – Translation to a Hyperinflationary Presentation Currency. Changes treatment and disclosure requirements originally set forth in this standard. This amendment is effective for fiscal years beginning on or after January 1, 2027. The Company does not expect significant impacts on its Financial Statements.

- Amendment to the Illustrative Examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 – Disclosures about Uncertainties in the Financial Statements. Changes disclosure requirements originally set forth in these standards. This amendment is effective for fiscal years beginning on or after January 1, 2027. The Company does not expect significant impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Issuance of IFRS 20 – Regulatory Assets and Regulatory Liabilities. This new accounting standard establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expenses arising from regulatory tariff arrangements. The standard aims to provide more relevant information about the effects of regulatory mechanisms on the financial position, financial performance and future cash flows of entities subject to rate regulation. This standard introduces specific criteria for the recognition of regulatory rights and obligations, as well as additional presentation and disclosure requirements in the financial statements. This standard is effective for fiscal years beginning on or after January 1, 2029. Early adoption of this standard is permitted; however, the Company has elected not to early adopt it. The Company is evaluating the impacts of adopting this standard on its financial statements.

- Amendment to IAS 28 – Investments in Associates and Joint Ventures. This amendment clarifies the eligibility criteria for applying the option to measure investments in associates and joint ventures at fair value through profit or loss in accordance with IFRS 9, aligning such requirements with the concepts introduced by IFRS 18. The amendment is applicable upon adoption of IFRS 18. The Company does not expect significant impacts on its Financial Statements arising from the adoption of this amendment.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on June 30, 2026, when compared to those existing on December 31, 2025.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	June 30, 2026	December 31, 2025
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.48
Addiante S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66
MRS Logística S.A.	Brazil	1.32	1.32

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V., it does not consolidate the financial statements of this joint venture entity, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company owns 1.32% of MRS Logística S.A. and due to the existence of a shareholders’ agreement, a joint venture business and the existence of significant influence provided for in the accounting standard for the application of the equity method is characterized.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	June 30, 2026	December 31, 2025
Cash and cash equivalents	5,322,233	5,268,140
Total current assets	8,261,681	8,204,754
Total non-current assets	25,268,258	24,726,193
Short-term debt	934,236	1,363,974
Total current liabilities	4,199,265	4,760,141
Long-term debt	10,775,848	9,796,171
Total non-current liabilities	15,446,662	14,146,451

	Joint ventures
	For the three-month period ended		For the six-month period ended
Joint ventures	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	3,379,772	3,221,970	6,759,014	6,190,731
Cost of sales	(2,198,481)	(2,076,303)	(4,527,057)	(4,129,457)
Income before financial income (expences) and taxes	934,409	889,539	1,736,685	1,580,280
Financial income	631,031	316,650	1,089,544	594,897
Financial expenses	(941,007)	(528,892)	(1,702,164)	(1,033,954)
Income and social contribution taxes	(138,742)	(143,608)	(441,237)	(288,110)
Net income	485,691	533,689	682,828	853,113
Depreciation and amortization	(407,977)	(358,625)	(808,297)	(705,639)
Total comprehensive income for the year, net of tax	485,691	533,689	682,828	853,113

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	June 30, 2026	December 31, 2025
Dona Francisca Energética S.A.	Brazil	53.94	53.94
Newave Energia S.A.	Brazil	40.00	40.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

As of June 30, 2026, the Company does not consolidate the Financial Statements of Dona Francisca Energética S.A. despite holding more than 50% of the total capital of this affiliate, due to protection rights granted to the other shareholders that prevent the Company from fully implementing decisions regarding the conduct of the affiliate’s business.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

	Associate companies
Associate companies	June 30, 2026	December 31, 2025
Cash and cash equivalents	11,726	19,489
Total current assets	133,402	159,054
Total non-current assets	1,317,219	1,330,910
Total current liabilities	127,100	156,974
Total non-current liabilities	147,086	131,565

	Associate companies
	For the three-month period ended		For the six-month period ended
Associate companies	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	181,029	163,334	375,187	280,766
Cost of sales	(143,853)	(208,097)	(342,904)	(312,356)
Income before financial income (expences) and taxes	33,159	(58,095)	22,780	(51,565)
Financial income	4,315	(3,598)	8,318	3,791
Financial expenses	(37,867)	(19,775)	(67,223)	(45,632)
Income and social contribution taxes	(8,910)	23,300	134	27,675
Net income	(9,303)	(58,168)	(35,991)	(65,731)
Depreciation and amortization	(20,189)	(14,007)	(36,215)	(27,832)
Total comprehensive income for the year, net of tax	(9,303)	(58,168)	(35,991)	(65,731)

3.4 Acquisition of equity interest in companies

Dona Francisca Energética S.A. (DFESA)

On April 16, 2026 and June 15, 2026, the Company announced that it had submitted binding proposals to acquire the entire equity interests in Dona Francisca Energética S.A. (DFESA) held by Centrais Elétricas de Santa Catarina S.A. (CELESC) and Companhia Paranaense de Energia (COPEL), respectively. Each transaction corresponds to 23.03% of DFESA’s share capital and contemplates an enterprise value of R$150 million.

On July 20, 2026, the Company announced the completion of the acquisition of the entire equity interest in DFESA corresponding to 23.03% of its share capital held by CELESC. The transaction was completed after the fulfillment of the conditions precedent established for the operation, including approval by the Brazilian antitrust authority. The acquisition was completed at an enterprise value of R$150 million and, considering DFESA’s proportional consolidated cash position of approximately R$4 million, the Company made a total cash disbursement of approximately R$154 million, fully paid in cash using its own available resources.

The closing of the transaction with COPEL is, in turn, subject to the satisfaction of customary conditions precedent for this type of transaction, including approval by the Brazilian antitrust authority. The acquisition of the entire equity interest will result in the acquisition of control over DFESA, where the accounting impacts of the business combination are still being assessed.

The closing of the transaction with COPEL, in turn, remains subject to the fulfillment of customary conditions precedent for transactions of this nature, including approval by the Brazilian antitrust authority.

DFESA is a privately held corporation engaged in electric power generation through its 85% ownership interest in the consortium holding the concession for the Dona Francisca Hydroelectric Power Plant, located on the Jacuí River, in the State of Rio Grande do Sul, between the municipalities of Agudo and Nova Palma. The plant has an installed capacity of 125 MW and a firm energy output of 72.5 average MW, of which approximately 66 average MW are allocated to DFESA.

As of June 30, 2026, the Company held 53.94% of DFESA’s share capital, corresponding to 35.6 average MW of energy. Upon completion of the acquisitions of the equity interests held by CELESC and COPEL, following the fulfillment of the applicable conditions precedent and receipt of the required approvals, the Company will hold 100% of DFESA’s share capital through a total investment of R$300 million in enterprise value, plus the proportionate consolidated cash, increasing its self-production capacity by 30.4 average MW of energy. As a result, the Company will utilize the entire 65.94 average MW of firm energy available through DFESA for self-production purposes.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The acquisition is aligned with the Company’s capital allocation discipline, enhancing the cost competitiveness of its operations by increasing self-generation to more than 50% of its energy consumption, with a focus on renewable energy and in line with the decarbonization strategy previously disclosed by the Company.

NOTE 4 – CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	June 30, 2026	December 31, 2025
Cash	16,955	14,710
Banks and immediately available investments	5,138,277	5,914,460
Cash and cash equivalents	5,155,232	5,929,170

Immediately available investments include investments with maturity of up to 90 days or readily redeemable, that means, those that have immediate liquidity and low risk of fair value variation.

Short-term investments

	June 30, 2026	December 31, 2025
Short-term investments	285,262	445,627

Short-term investments include securities held for immediate trading or available for future sale and substantially include amounts in investment funds, whose portfolio is composed of Bank Deposit Certificates, government bonds, financial bills and debentures, among others, which are used to manage the cash from the Company’s operating activities and recorded at fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	June 30, 2026	December 31, 2025
Trade accounts receivable - in Brazil	1,836,462	1,912,129
Trade accounts receivable - exports from Brazil	431,384	718,930
Trade accounts receivable - foreign subsidiaries	3,845,882	2,271,451
(-) Impairment of financial assets	(114,344)	(91,870)
	5,999,384	4,810,640

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Accounts receivable by aging are as follows:

	June 30, 2026	December 31, 2025
Current	5,546,231	4,326,579
Past-due:
Up to 30 days	415,458	369,766
From 31 to 60 days	48,314	100,422
From 61 to 90 days	15,174	14,946
From 91 to 180 days	26,222	50,845
From 181 to 360 days	18,671	14,326
Above 360 days	43,658	25,626
(-) Impairment on financial assets	(114,344)	(91,870)
	5,999,384	4,810,640

NOTE 6 - INVENTORIES

	June 30, 2026	December 31, 2025
Finished products	7,280,898	6,903,389
Work in progress	4,174,305	3,255,250
Raw materials	3,067,024	3,085,485
Storeroom supplies	1,008,900	1,054,641
Imports in transit	586,804	484,408
(-) Allowance for adjustments to net realizable value	(18,320)	(52,092)
	16,099,611	14,731,081

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2025	(29,558)
Provision for the year	(59,291)
Reversal of adjustments to net realizable value	35,819
Acquisition of company control	(746)
Exchange rate variation	1,684
Balance as of December 31, 2025	(52,092)
Provision for the year	(2,322)
Reversal of adjustments to net realizable value	35,977
Exchange rate variation	117
Balance as of June 30, 2026	(18,320)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on June 30, 2026 and 2025. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, however, there are foreign subsidiaries—primarily engaged in financial activities—that are subject to tax rates as low as zero percent. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below. The uncertain tax positions related to corporate income tax (IR) and social contribution (CS) are disclosed in Note 15.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended		For the six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income before income taxes	2,024,622	1,150,598	3,538,080	2,228,616
Statutory tax rates	34%	34%	34%	34%
Income and social contribution taxes at statutory rates	(688,371)	(391,203)	(1,202,947)	(757,729)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	193,910	86,356	277,596	123,661
- Equity in earnings of unconsolidated companies	18,575	8,990	46,476	12,142
- Deferred tax assets not recognized	(100,937)	(9,808)	(220,719)	(13,215)
- Interests on tax lawsuits	8,457	10,434	17,893	20,567
- Interest on equity	-	(1)	-	65
- Tax credits and incentives	-	3,274	17	4,344
- Other permanent differences, net	9,790	5,857	23,005	3,850
Income and social contribution taxes	(558,576)	(286,101)	(1,058,679)	(606,315)
Current	(559,231)	(348,373)	(1,023,997)	(623,193)
Deferred	655	62,272	(34,682)	16,878

b) Tax assets not recognized:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 1,133,089 (R$ 907,295 on December 31, 2025), which do not have an expiration date. The subsidiaries abroad had R$ 634,894 (R$ 701,413 as of December 31, 2025) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2027 and 2032 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 235,313 (R$ 291,979 as of December 31, 2025), which expire at various dates between 2031 and 2038.

NOTE 8 – INVESTMENTS

	June 30, 2026	December 31, 2025
Opening balance	3,944,474	4,222,317
Equity in earnings	136,695	95,622
Cumulative Translation Adjustment	(92,586)	22,101
Capital increase	-	91,436
Acquisition of company control	-	25,846
Additional share purchase	89	-
Disposal in acquisition of company control	-	(277,521)
Dividends/Interest on equity	(287,866)	(235,327)
Ending balance	3,700,806	3,944,474

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on June 30, 2026, acquisitions amounted to R$ 1,008,294 (R$ 1,600,298 as of June 30, 2025), and disposals amounted to R$ 13,925 (R$ 17,478 as of June 30, 2025). During the six-month period ended on June 30, 2026, acquisitions amounted to R$ 2,105,959 (R$ 2,977,034 as of June 30, 2025), and disposals amounted to R$ 23,457 (R$ 30,872 as of June 30, 2025).

The additions to property, plant and equipment in the six-month period ended on June 30, 2026 include a non-cash effect amounted to R$ 126,279 (R$ 521,116 as of June 30, 2025).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on June 30, 2026 amounted to R$ 36,103 (R$ 58,187 as of June 30, 2025). Borrowing costs capitalized during the six-month period ended on June 30, 2026 amounted to R$ 81,274 (R$ 89,106 as of June 30, 2025).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on June 30, 2026 and December 31, 2025.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2025	25,832,460	(11,979,346)	13,853,114
(+) Acquisition of company	11,024	-	11,024
(+/-) Foreign exchange effect	(2,963,431)	1,468,155	(1,495,276)
Impairment of assets	-	(373,135)	(373,135)
Balance as of December 31, 2025	22,880,053	(10,884,326)	11,995,727
(+/-) Foreign exchange effect	(1,333,152)	617,230	(715,922)
Balance as of June 30, 2026	21,546,901	(10,267,096)	11,279,805

The amounts of goodwill by segment are as follows:

As of June 30, 2026 and December 31, 2025, the goodwill balances of R$ 11,279,805 and R$ 11,995,727, respectively, are allocated to the North American segment.

NOTE 11 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	June 30, 2026	December 31, 2025
Trade accounts payable - domestic market	4,371,025	3,641,918
Trade accounts payable - debtor risk	427,181	381,415
Trade accounts payable - imports	1,383,765	986,338
	6,181,971	5,009,671

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier. Therefore, the payment term for suppliers at risk drawn varies between 7 and 132 days, with the same payment term for suppliers who do not choose to advance their receivables through the operation called “Trade Accounts Payable – Debtor Risk”.

	June 30, 2026	December 31, 2025	January 01, 2025
Trade accounts payable - debtor risk	427,181	381,415	459,899

Amounts received by suppliers from financial institutions that are part of the financing agreement - debt risk, in relation to the outstanding balance mentioned above	419,160	373,172	451,420

The amounts of liabilities under the supplier financing arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On June 30, 2026 and December 31, 2025, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	June 30, 2026	December 31, 2025
Ten/Thirty Years Bonds	7,072,199	7,514,045
Other financing	2,079,797	2,260,707
Total financing	9,151,996	9,774,752
Current	587,576	897,295
Non-current	8,564,420	8,877,457

Principal amount of the financing	9,047,442	9,656,888
Interest amount of the financing	104,554	117,864
Total financing	9,151,996	9,774,752

As of June 30, 2026, the nominal weighted average cost of debts denominated in US dollars is 6.13% p.a. (6.12% p.a. on December 31, 2025), for debts denominated in Real of CDI -1.90% p.a. (CDI -2.11% p.a. on December 31, 2025) and for other currencies 3.34% p.a. (3.64% p.a. on December 31, 2025).

Loans and financing, denominated in Reais, are substantially indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	June 30, 2026	December 31, 2025
Brazilian Real (R$)	1,741,565	1,789,242
U.S. Dollar (US$)	7,274,334	7,837,820
Other currencies	136,097	147,690
	9,151,996	9,774,752

The amortization schedules of long-term loans and financing are as follows:

	June 30, 2026	December 31, 2025
2027(*)	1,809,343	1,778,633
2028	65,728	55,811
2029	62,313	51,438
2030	61,772	46,755
2031 on	6,565,264	6,944,820
	8,564,420	8,877,457

(*) On June 30, 2026, the amounts represents dates from July 1, 2027 to December 31, 2027.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,530 million as of June 30, 2026) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of June 30, 2026, no amount of this credit line was used.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

b) Main amortization

In February 2026, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. fully settled debts contracted with a top-tier institution in the total amount of R$ 300 million, plus approximately R$ 18.6 million in interest.

NOTE 13 – DEBENTURES

		Quantity as of June 30, 2026
Issuance	General Meeting	Issued	Held in treasury	Maturity	June 30, 2026	December 31, 2025
14th	Aug 26, 2014	20,000	20,000	Aug 30, 2034	-	-
17th	May 29, 2024	1,500,000	-	May 29, 2029	1,514,190	1,514,441
18th	December 10, 2024	1,500,000	-	December 10, 2028	1,508,116	1,508,060
19th	June 05, 2025	1,375,000	-	June 04, 2032	1,383,787	1,384,898
Total Consolidated					4,406,093	4,407,399

Current					42,174	44,609
Non-current					4,363,919	4,362,790

Maturities of long-term amounts are as follows:

	June 30, 2026	December 31, 2025
2028	1,496,550	1,496,022
2029	1,496,628	1,496,222
2031 on	1,370,741	1,370,546
	4,363,919	4,362,790

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate. The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial indexes.

The average interest rate was CDI + 0.58% for the year ended on June 30, 2026 (CDI + 0.58% for the year ended on June 30, 2025).

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, related parties (assets and liabilities), fair value of derivatives (assets and liabilities), other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Fair Value — the Fair Value of the financial instruments is as follows:

	June 30, 2026		December 31, 2025
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	285,262	285,262	445,627	445,627
Trade accounts receivable - net	5,999,384	5,999,384	4,810,640	4,810,640
Fair value of derivatives	20,965	20,965	36,623	36,623
Other current assets	605,183	605,183	678,899	678,899
Other non-current assets	346,099	346,099	387,708	387,708

Liabilities
Trade accounts payable - domestic market	4,371,025	4,371,025	3,641,918	3,641,918
Trade accounts payable - debtor risk	427,181	427,181	381,415	381,415
Trade accounts payable - imports	1,383,765	1,383,765	986,338	986,338
Loans and Financing	9,151,996	9,528,527	9,774,752	10,311,438
Debentures	4,406,093	4,420,109	4,407,399	4,403,314
Fair value of derivatives	967	967	3,306	3,306
Other current liabilities	1,397,422	1,397,422	1,557,010	1,557,010
Other non-current liabilities	452,921	452,921	471,140	471,140

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above is presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity of debt	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		June 30, 2026	June 30, 2025
Foreign currency sensitivity analysis - Loans and financing	5%		6,818	22,786
Foreign currency sensitivity analysis - Imports/Exports	5%		47,619	59,219
Interest rate sensitivity analysis	10	bps	39,224	53,968
Sensitivity analysis of changes in prices of products sold	1%		178,706	24,631
Sensitivity analysis of changes in raw material and commodity prices	1%		105,702	12,915
Currency forward contracts	5%		22,934	-
Commodity derivates	5%		4,957	1,851
Swaps USD x DI	5%		8,222	8,465
Swaps IPCA x DI	5%		127	-
Swaps EUR x DI	5%		-	19,355

Foreign currency sensitivity analysis: As of June 30, 2026, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts (loans and financing), trade accounts receivable - exports from Brazil and trade accounts payable – imports (imports/exports). Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, a 5% depreciation of the Brazilian Real against the U.S. Dollar would result in a financial expense of R$ 6,818 for the six-month period ended June 30, 2026 (financial expense of R$ 22,786 for the six-month period ended June 30, 2025). Conversely, a 5% appreciation of the Brazilian Real against the U.S. Dollar would result in financial income of the same amount. Regarding net import and export transactions, a 5% depreciation of the Brazilian Real against the U.S. Dollar would result in an expense of R$ 47,619 for the six-month period ended June 30, 2026 (expense of R$ 59,219 for the six-month period ended June 30, 2025). Conversely, a 5% appreciation of the Brazilian Real against the U.S. Dollar would produce the opposite effect, resulting in income of the same amount. The net amounts of other assets and other liabilities denominated in foreign currencies do not present significant risks of impact arising from fluctuations in exchange rates.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 39,224 for the six-month period ended on June 30, 2026 (R$ 53,968 for the six-month period ended on June 30, 2025) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the six-month period ended on June 30, 2026, totals R$ 178,706 (R$ 24,631 for the six-month period ended on June 30, 2025) and the variation in the price of raw materials and other inputs totals R$ 105,702 for the six-month period ended on June 30, 2026 (R$ 12,915 for the six-month period ended on June 30, 2025). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: as of June 30, 2026, the Company has exposure to Dollar forward contracts for some of its assets and liabilities. The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease in the Dollar against the Real, and its effects on the mark-to-market valuation of these derivatives. A 5% increase in the Dollar against the Real represents an expense of R$ 22,934 for the six-month period ended on June 30, 2026 (R$ 0 for the six-month period ended on June  30, 2025), and a 5% decrease in the Dollar against the Real represents revenue of the same value. The Dollar/Real forward contracts were intended to hedge asset and liability positions in Dollars, and the mark-to-market effects of these contracts were recorded in the Consolidated Income Statement.

Sensitivity analysis of commodity forward contracts: As of June 30, 2026, the Company has exposure to commodity derivatives (coal and energy). The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease in the price of commodities, and their effects on the mark-to-market valuation of these derivatives. A 5% increase in the price of commodities represents a loss of R$ 4,957 for the six-month period ended on June 30, 2026 (loss of R$ 1,851 for the six-month period ended on June 30, 2025), and a 5% decrease in the price of commodities represents a gain of the same amount. The mark-to-market effects of these derivatives were recorded in the Consolidated Income Statement. The commodity derivatives to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent a loss of R$ 8,222 for the six-month period ended on June 30, 2026 (loss of R$ 8,465 for the six-period ended on June 30, 2025). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 14.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on MTM of a 5% increase in the real yield curve for all vertices of the respective operations. This variation would represent a loss of R$ 127 for the six-month period ended on June 30, 2026 (R$ 0 for the six-month period ended on June 30, 2025). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 14.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of EUR x DI swaps: During the six-month period ended June 30, 2026, the Company did not have any EUR x DI swaps designated to hedge a portion of its loans and financing. During the same period in 2025, the outstanding balance of these transactions amounted to R$ 19,355.

d) Financial Instruments per Category

Summary of the financial instruments per category:

June 30, 2026 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	285,262	285,262
Trade accounts receivable	5,999,384	-	5,999,384
Fair value of derivatives	-	20,965	20,965
Other current assets	592,126	13,057	605,183
Other non-current assets	346,099	-	346,099
Total	6,937,609	319,284	7,256,893
Financial income (expenses) for the three-month period ended on June 30, 2026	67,021	55,657	122,678
Financial income (expenses) for the six-month period ended on June 30, 2026	53,844	120,716	174,560

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,371,025	4,371,025
Trade accounts payable - debtor risk	-	427,181	427,181
Trade accounts payable - imports	-	1,383,765	1,383,765
Loans and financing	-	9,151,996	9,151,996
Debentures	-	4,406,093	4,406,093
Fair value of derivatives	967	-	967
Other current liabilities	-	1,397,422	1,397,422
Other non-current liabilities	-	452,921	452,921
Total	967	21,590,403	21,591,370
Financial income (expenses) for the three-month period ended on June 30, 2026	(7,095)	(423,323)	(430,418)
Financial income (expenses) for the six-month period ended on June 30, 2026	(33,640)	(769,157)	(802,797)

December 31, 2025 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	445,627	445,627
Trade accounts receivable	4,810,640	-	4,810,640
Fair value of derivatives	-	36,623	36,623
Other current assets	665,020	13,879	678,899
Other non-current assets	387,708	-	387,708
Total	5,863,368	496,129	6,359,497
Financial income (expenses) for the three-month period ended on June 30, 2025	(60,825)	67,452	6,627
Financial income (expenses) for the six-month period ended on June 30, 2025	(85,795)	126,657	40,862

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	3,641,918	3,641,918
Trade accounts payable - debtor risk	-	381,415	381,415
Trade accounts payable - imports	-	986,338	986,338
Loans and financing	-	9,774,752	9,774,752
Debentures	-	4,407,399	4,407,399
Fair value of derivatives	3,306	-	3,306
Other current liabilities	-	1,557,010	1,557,010
Other non-current liabilities	-	471,140	471,140
Total	3,306	21,219,972	21,223,278
Financial income (expenses) for the three-month period ended on June 30, 2025	(10,363)	(331,003)	(341,366)
Financial income (expenses) for the six-month period ended on June 30, 2025	(41,925)	(641,564)	(683,489)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed Dollar amount and receives/pays a fixed Real/Argentinian Peso amount. Counterparties are always top-tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Currency forward contracts
Maturity in 2026	sold in US$	US$78.5 million	-	6,457	-	967	-
Commodity derivates
Maturity in 2026	buyed in US$	US$10.2 million	-	175	-	-	-
Commodity contracts
Maturity in 2026	-	-	-	5,607	20,113	-	-
Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$30.6 million	US$30.6 million	6,188	16,510	-	-
Swaps USD x DI
Maturity in 2026	CDI - 1.10%	-	R$300 million	-	-	-	2,192
Maturity in 2026	CDI - 0.25%	R$150 million	-	2,538	-	-	-
Maturity in 2026	CDI - 0.90%	-	R$150 million	-	-	-	1,114
Total fair value of financial instruments				20,965	36,623	967	3,306

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Fair value of derivatives	June 30, 2026	December 31, 2025
Current assets	20,965	36,623
	20,965	36,623
Fair value of derivatives
Current liabilities	967	3,306
	967	3,306

	For the six-month period ended
Net Income	June 30, 2026	June 30, 2025
Gains on financial instruments	16,520	-
Losses on financial instruments	(33,640)	(31,562)
	(17,120)	(31,562)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.8 billion (equivalent to R$ 4.3 billion on June 30, 2026) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 27,589 for the three-month period ended on June 30, 2026 (gain of R$ 96,950 for the three-month period ended on June 30, 2025), and an unrealized gain, net of taxes, in the amount R$ 210,248 for the six-month period ended on June 30, 2026 (gain of R$ 284,021 for the six-month period ended on June 30, 2025).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The Company’s financial assets and liabilities, both at the parent company and consolidated levels, measured at fair value on a recurring basis, are valued using valuation techniques that rely exclusively on observable market data.

h) Changes in liabilities from cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2026	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	June 30, 2026
Leasing payable	117,669	(244,545)	(71,368)	71,368	253,805	126,929
Loans and Financing, Debentures and Fair value of derivatives	14,148,834	(156,520)	(629,614)	551,371	(375,980)	13,538,091

		Cash effects		Non-cash effects
	January 01, 2025	Payments from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	June 30, 2025
Leasing payable	1,280,669	(234,908)	(66,391)	66,391	383,290	1,429,051
Loans and Financing, Debentures and Fair value of derivatives	13,585,363	5,236,877	(547,286)	583,681	(800,470)	18,058,165

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	June 30, 2026	December 31, 2025
a) Tax provisions	2,010,752	1,928,918
b) Labor provisions	333,690	326,315
c) Civil provisions	39,018	37,179
	2,383,460	2,292,412

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	June 30, 2026	December 31, 2025
Balance at the beginning of the year	2,292,412	2,328,849
(+) Additions	67,376	165,196
(+) Monetary correction	73,360	137,637
(-) Reversal of accrued amounts	(49,438)	(343,266)
(+) Acquisition of company control	-	3,969
(+) Foreign exchange effect on provisions in foreign currency	(250)	27
Balance at the end of period	2,383,460	2,292,412

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

II) Contingent liabilities for which provisions were not recorded as of June 30, 2026

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,064,157 (R$ 999,844 as of December 31, 2025).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 596,344 (R$ 571,299 as of December 31, 2025); and (ii) social security contributions in the total of R$ 174,941 (R$ 172,301 as of December 31, 2025).

a.3) The Company and its subsidiaries in Brazil are parties to claims related to (i) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,967,304 (R$ 2,126,191 as of December 31, 2025); and (ii) other taxes, whose updated total amount is currently R$ 1,211,935 (R$ 854,422 as of December 31, 2025).

a.4) Gerdau S.A. and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax (IRRF) levied on interest remitted abroad in connection with export financing arrangements formalized through Prepayment of Exports Agreements (PPE) or Advance Export Receipt Agreements (RAE), in the updated amount of R$ 1,621,109 (R$ 1,643,601 as of December 31, 2025), of which: (i) R$ 789,807 (R$ 759,834 as of December 31, 2025) correspond to four administrative proceedings involving the subsidiary Gerdau Aços Longos S.A. In one proceeding, the Company filed a Voluntary Appeal, which was unanimously ruled in its favor by the Administrative Council of Tax Appeals (CARF), fully canceling the IRPJ and CSLL tax assessment; a Motion for Clarification filed by the National Treasury is pending judgment. In the remaining three proceedings, the Company filed Special Appeals, which are pending judgment by the Superior Chamber of Tax Appeals (CSRF), following the dismissal of Motions for Clarification filed against decisions that, by a casting vote, denied the Voluntary Appeals filed by the Company; and (ii) R$ 831,302 (R$ 883,767 as of December 31, 2025) correspond to three proceedings involving Gerdau S.A. Two of these proceedings have been concluded at the administrative level, and the Company has filed annulment actions before the Judiciary to challenge the assessments, which are pending judgment in the trial court. In the third proceeding, the Voluntary Appeal filed by the Company was denied by CARF through a casting vote, and the Company filed a Motion for Clarification, which is pending judgment.

a.5) Gerdau S.A. is a party to administrative proceedings related to the disallowance of the deductibility of goodwill generated pursuant to Articles 7 and 8 of Law No. 9,532/97 from the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) arising from a corporate restructuring carried out in 2010. The updated total amount of the assessments is R$ 651,961 (R$ 628,534 as of December 31, 2025), of which: (i) R$ 35,732 (R$ 34,406 as of December 31, 2025) corresponds to a case in which the decision on the merits favorable to the National Treasury prevailed by casting vote, followed by a new decision recognizing the extinguishment of the assessed tax credit (composed exclusively of stand-alone penalties) pursuant to Law No. 14,689/2023, with the mandatory appeal still pending judgment; (ii) R$ 300,053 (R$ 289,734 as of December 31, 2025) corresponds to a proceeding awaiting a new trial to review the mandatory appeal and other matters not addressed in the Company’s voluntary appeal, as determined by the CSRF when it partially granted, by casting vote, the Special Appeal filed by the National Treasury Attorney’s Office; (iii) R$ 98,379 (R$ 94,941 as of December 31, 2025) corresponds to a proceeding in which a new trial was held to review the mandatory appeal and other matters not addressed in the Company’s voluntary appeal, as determined by the CSRF when it partially granted, by casting vote, the Special Appeal filed by the National Treasury Attorney’s Office, with the panel ordering additional fact-finding procedures, and the Company is awaiting formal notification of the decision; and (iv) R$ 217,797 (R$ 209,453 as of December 31, 2025) corresponds to a proceeding in which the Company’s Special Appeal filed by Gerdau S.A. was partially admitted against a decision that, by casting vote, denied the Voluntary Appeal. An Interlocutory Appeal was filed regarding the inadmitted portion, which was denied, and the Company is awaiting judgment of the admitted portion of its Special Appeal.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Gerdau Group are parties to legal proceedings regarding Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL), with an updated value of R$ 1,613,074 (R$ 1,568,352 as of December 31, 2025). These proceedings concern profits generated abroad, of which: (i) R$ 1,327,317 (R$ 1,289,971 as of December 31, 2025) relates to two legal proceedings involving the subsidiary Gerdau Internacional Empreendimentos Ltda. – Gerdau Group. One proceeding is pending at the first-instance level, awaiting a ruling on the objections to tax enforcement filed by the Company; the other involves a special appeal filed by the Federal Government that was admitted, while the Company’s special appeal was denied admission—both filed against an appellate decision that had unanimously granted Gerdau’s appeal to dismiss the tax enforcement action—and the case has been forwarded to the Superior Court of Justice (STJ) for a merits review of the Federal Government’s special appeal and awaits judgment; (ii) R$ 285,757 (R$ 278,381 as of December 31, 2025) relates to a proceeding involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which an appeal filed by the Federal Government against the judgment upholding the objections to tax enforcement filed by the Company is pending a decision.

a.7) The subsidiary Gerdau Internacional Empreendimentos Ltda. (Gerdau Group) is a party to an administrative proceeding regarding Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL). The updated amount involved is R$ 2,676,226 (R$ 2,550,462 as of December 31, 2025), relating to a tax assessment notice demanding IRPJ and CSLL for the 2021 calendar year due to alleged non-compliance with rules concerning worldwide taxation; an administrative challenge was filed but ruled unfounded, and we are awaiting formal notification of the decision in order to file the respective appeal;

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.8) Gerdau S.A. (on its own behalf and as successor to Gerdau Aços Especiais S.A.) and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A., are parties to administrative and judicial proceedings regarding the disallowance of the deductibility—from the calculation base for Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSLL)—of the goodwill generated pursuant to Articles 7 and 8 of Law No. 9.532/97, arising from the corporate reorganization carried out in 2004/2005. The total updated value of the assessments amounts to R$ 8,032,304 (R$ 8,545,810 as of December 31, 2025), of which: (i) R$ 4,333,781 (R$ 4,971,219 as of December 31, 2025) relates to four proceedings involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., currently in the judicial collection phase; the Companies have posted judicial guarantees—by means of surety insurance—within the scope of precautionary measures and have initiated judicial proceedings via Objections to Execution; regarding the Objections to Execution filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the motions for clarification filed against the decision that refused to hear the Special Appeal lodged by the National Treasury—challenging the appellate decision by the Federal Regional Court of the 4th Region that had upheld the judgment in the Company’s favor—were rejected, and the admissibility and judgment of the Extraordinary Appeal lodged by the National Treasury and assigned to the Supreme Federal Court (STF) remain pending; regarding the objections to the tax enforcement action filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), the Federal Regional Court of the 2nd Region denied the appeals filed by Gerdau and the National Treasury, as well as the mandatory review, and partially admitted the Company’s motion for clarification while refusing to admit the Union’s motion for clarification, thereby upholding the judgment in favor of the Company regarding the objections to the tax enforcement action; both parties filed a Special Appeal and the Union filed an Extraordinary Appeal, all of which are pending a determination of admissibility and subsequent judgment; regarding the proceedings involving the subsidiary Gerdau Aços Longos S.A., also heard by the Federal Regional Court of the 2nd Region, the appeal filed by the National Treasury was denied, the Company’s motion for clarification was partially admitted, and the Union’s motion for clarification was not admitted, maintaining the judgment favorable to the Company; both parties filed a Special Appeal and the Union filed an Extraordinary Appeal, pending a determination of admissibility and subsequent judgment; and furthermore, the objections to the tax enforcement action filed by the subsidiary Gerdau Açominas S.A. are pending judgment at the trial court level; (ii) R$ 419,997 (R$ 408,042 as of December 31, 2025) relate to a lawsuit involving the subsidiary Gerdau Aços Longos S.A. concerning a debt contested at the administrative level; the Federal Regional Court of the 2nd Region unanimously denied the appeal filed by the National Treasury against the judgment that upheld the Objections to Execution and recognized the invalidity of the tax assessment, and also denied the Motions for Clarification filed by both parties as well as the Union’s Internal Interlocutory Appeal; the admissibility review and judgment regarding the Union’s Special and Extraordinary Appeals and the Company’s Special Appeal were suspended, and the Company filed an Internal Interlocutory Appeal seeking to lift the suspension in order to proceed with the admissibility review of the appeals, which has not yet been conducted; (iii) R$ 395,393 (R$ 383,502 as of December 31, 2025) relate to a lawsuit involving the subsidiary Gerdau Aços Longos S.A. concerning a debt contested at the administrative level; the Federal Regional Court of the 2nd Region unanimously granted the Company’s appeal to overturn the judgment that had dismissed the Objections to Tax Execution and recognized the nullity of the enforceable instruments underlying the Tax Execution; Motions for Clarification filed by the Union and the Company were partially granted, the Company’s Special Appeal was admitted, and the Union’s Special Appeal was denied admission; a judgment is pending regarding the Union’s Interlocutory Appeal against the decision denying admission of its Special Appeal, and the case records have been forwarded to the Superior Court of Justice (STJ) awaiting judgment; (iv) R$ 6,831 (R$ 6,636 as of December 31, 2025) relate to a proceeding involving the subsidiary Gerdau Aços Longos S.A., for which the administrative phase has concluded and which is currently pending a ruling at the trial court level regarding the Objection to Tax Execution filed by the Company (proceedings currently suspended); (v) R$ 782 (R$ 741 as of December 31, 2025) relate to a judicial proceeding involving the subsidiary Gerdau Aços Longos S.A., concerning a tax assessment upheld at the administrative level a decision was issued granting the request to terminate the Tax Enforcement proceeding following the approval of the Company's request to review the active debt registration—which resulted in the total extinguishment of the debts due to the exclusion of fines and, consequently, default interest and legal charges, pursuant to Article 25, § 9-A of Decree No. 70.235/72 in conjunction with Article 15 of Law No. 14.689/2023; the Company filed an appeal that was granted, ordering the Federal Government to pay attorney's fees; this decision was the subject of Motions for Clarification filed by both parties, which were not admitted; the admissibility review for the Special Appeals filed by both parties and the Extraordinary Appeal filed by the Federal Government is currently pending, with the Company having filed an Internal Interlocutory Appeal seeking to lift the suspension status in order to proceed with the admissibility review of the appeals that have not yet been analyzed; (vi) R$ 133,476 (R$ 129,629 as of December 31, 2025) relates to a lawsuit involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) for which the administrative proceedings have concluded; Gerdau S.A. posted advance judicial security to enable judicial dispute via Objections to Tax Enforcement, which have already been filed and are pending judgment at the trial court level; (vii) R$ 297,247 (R$ 286,671 as of December 31, 2025) relates to a lawsuit involving the subsidiary Gerdau Aços Longos S.A. concerning a tax assessment upheld at the administrative level; the Company filed an objection to the tax foreclosure proceedings (*Embargos à Execução Fiscal*), which was ruled against the Company at the first judicial instance, and we will file an appeal for a collegiate ruling by the Regional Federal Court of the 2nd Region (pending judgment); (viii) R$ 183,088 (R$ 176,793 as of December 31, 2025) relates to a lawsuit involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) concerning a tax assessment upheld at the administrative level; the Company filed an objection to the tax foreclosure proceedings, which is pending judgment at the first judicial instance; (ix) R$ 803,505 (R$ 775,120 as of December 31, 2025) relates to a lawsuit involving the subsidiary Gerdau Aços Longos S.A. in which, following the partial granting of the voluntary appeal and the refusal to admit the National Treasury’s special appeal, we were notified of the appellate decision and filed a special appeal that is pending admissibility review and judgment; (x) R$ 715,646 (R$ 689,134 as of December 31, 2025) relate to a proceeding involving the subsidiary Gerdau Aços Longos S.A., currently pending before the Administrative Council of Tax Appeals (CARF), in which, via a tie-breaking vote, the Voluntary Appeal filed by the Company regarding the merits was denied, while the Special Appeal filed by the National Treasury was admitted and granted, and the Special Appeal filed by the Subsidiary was partially admitted and partially granted; we are currently awaiting formal notification regarding this; (xi) R$ 196,671 (R$ 190,252 as of December 31, 2025) relate to a proceeding involving the subsidiary Gerdau Aços Longos S.A., which was severed from the proceeding mentioned in item (vi) above and is currently in the judicial collection phase, with a pending appeal against the judgment that dismissed the Company’s Objections to Tax Execution; and (xii) R$ 545,887 (R$ 528,071 as of December 31, 2025) relate to a proceeding involving the subsidiary Gerdau Aços Longos S.A., which was severed from the proceeding mentioned in item (vi) above and is currently under judicial dispute; the Federal Regional Court of the 2nd Region denied the appeals filed by the parties, partially admitted the Company’s Motion for Clarification, and did not admit the Union’s Motion for Clarification, thereby upholding the judgment in favor of the Company’s Objections to Tax Execution, with the Union’s Special and Extraordinary Appeals and the Company’s Special Appeal pending admissibility review and judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 1,071,274 (R$ 1,006,450 as of December 31, 2025). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,496,194 (R$ 1,443,044 as of December 31, 2025). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	June 30, 2026	December 31, 2025
Tax	110,963	89,046
Labor	33,796	36,149
Civil	25,269	25,698
	170,028	150,893

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Operations with related parties

During the three-month and six-month periods ended on June 30, 2026, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 23,341 and R$ 35,529, respectively (R$ 71,451 and R$ 105,205 for the three-month and six-month periods ended on June 30, 2025, respectively) and purchases in the amounts of R$ 20,834 and R$ 36,564, respectively (R$ 22,278 and 51,217 for the three-month and six-month periods ended on June 30, 2025, respectively.

The Company and its subsidiaries recorded revenues of R$ 226 in the three-month period ended on June 30, 2026 (R$ 224 for the three-month period ended on June 30, 2025), and R$ 429 in the six-month period ended on June 30, 2026 (R$ 447 for the six-month period ended on June 30, 2025), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of June 30, 2026	Balance as of December 31, 2025
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	1,372	jan/26	-	1,484
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	10,670	jan/26	-	11,536
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	2,004	jan/26	-	2,167
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	551	jan/26	-	563
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,492	jan/26	-	2,694
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	446	feb/26	-	483
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	45,658	mar/26	-	2,219
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	993	mar/26	-	1,073
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	312	jan/27	155	337
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	11,951	jan/27	11,680	11,680
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	3,235	jan/27	3,368	3,497
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	7,109	jan/27	3,220	7,686
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	9,432	jan/27	3,394	10,198
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,594	jan/27	8,131	2,805
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,813	jan/27	2,813	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,226	jan/27	2,226	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	680	jan/27	680	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	188	jan/27	188	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	144	jan/27	144	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	394,793	may/27	390,000	390,000
Gerdau S.A., Gerdau Açominas S.A. e Gerdau Aços Longos S.A.	Subsidiaries	Financing Agreements	4,730,775	set/27	-	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	929,867	988,391
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	jun/28	95,289	243,023
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	75,584	dec/34	84,878	81,723
UFV Barro Alto V Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,496	100,496
UFV Barro Alto VI Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,496	100,413
UFV Barro Alto VII Geração de Energia SPE S.A.	Subsidiary	Financing Agreements	100,496	mar/35	100,496	100,580
Gerdau Trade Inc.	Subsidiary	Financing Agreements	3,547,115	jun/35	3,364,790	3,576,560
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	50,581	mar/36	11,133	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	50,581	mar/36	11,133	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	50,581	mar/36	11,133	-
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	50,581	mar/36	11,133	-
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	264,007	280,622
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	7,698	8,967
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	353,000	oct/41	217,118	217,118
GUSAP III LP	Subsidiary	Financing Agreements	1,117,100	apr/44	2,490,167	2,646,891

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b)	Price conditions and charges

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

c)	Management compensation

	For the three-month period ended		For the six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cost of salaries, variable compensation and benefits	9,961	9,909	19,262	19,497
Cost of contributions to management's defined contribution pension plans	532	504	1,037	998
Cost of long-term incentive plans	7,815	8,051	15,004	15,756
	18,308	18,464	35,303	36,251
Cost of social charges	5,166	4,325	9,419	8,529

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 81,115 on June 30, 2026 (R$ 160,433 on December 31, 2025). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days. Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

Ownership of the shares is presented below:

	Shareholders
	June 30, 2026						December 31, 2025
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	98.0	-	-	702,952,615	35.4	702,952,615	97.9	-	-	702,952,615	35.1
Brazilian institutional investors	1,380,961	0.2	119,560,167	9.4	120,941,128	6.1	649,134	0.1	119,648,519	9.3	120,297,653	6.0
Foreign institutional investors	1,039,602	0.1	596,597,194	47.0	597,636,796	30.1	1,024,037	0.1	597,823,780	46.6	598,847,817	29.9
Other shareholders	11,637,641	1.7	530,012,459	41.9	541,650,100	27.3	12,738,033	1.8	540,307,773	42.1	553,045,806	27.7
Treasury stock	128,000	0.0	21,847,510	1.7	21,975,510	1.1	418,800	0.1	25,317,258	2.0	25,736,058	1.3
	717,138,819	100.0	1,268,017,330	100.0	1,985,156,149	100.0	717,782,619	100.0	1,283,097,330	100.0	2,000,879,949	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The movement in the number of common and preferred shares at the beginning and end of the periods, as well as the reconciliation of outstanding shares, is presented below:

	June 30, 2026		December 31, 2025
	Common	Pref.	Common	Pref.
Balance at the beginning of the period	717,782,619	1,283,097,330	719,956,830	1,358,848,730
Cancellation of treasury stocks	(643,800)	(15,080,000)	(2,174,211)	(75,751,400)
Balance at the end of the period	717,138,819	1,268,017,330	717,782,619	1,283,097,330
(-) Treasury stocks	(128,000)	(21,847,510)	(418,800)	(25,317,258)
Balance of shares in circulation	717,010,819	1,246,169,820	717,363,819	1,257,780,072

As a result of the cancellation of 643,800 common shares (GGBR3) and 15,080,000 preferred shares (GGBR4) approved at the Board of Directors Meetings of February 23, 2026 and April 27, 2026, as presented in Note 17.b, the Company's share capital is now divided into 717,138,819 common shares and 1,268,017,330 preferred shares, all without par value, equivalent to R$ 24,347,290 (R$ 24,273,225 net of the cost of issuing shares). The corresponding amendment to Article 4 of the bylaws, to reflect the new number of shares, will be deliberated upon at an Extraordinary General Meeting to be held.

b) Treasury stocks

Changes in treasury stocks are as follows:

	June 30, 2026
	Common shares	R$	Preferred shares	R$
Opening balance	418,800	6,960	25,317,258	513,107
Share buyback program - approved on February 23, 2026	353,000	6,382	16,013,200	304,891
Exercise of long-term incentive plan	-	-	(4,402,948)	(38,927)
Cancellation of treasury stocks	(643,800)	(10,788)	(15,080,000)	(267,432)
Closing balance	128,000	2,554	21,847,510	511,639

	December 31, 2025
	Common shares	R$	Preferred shares	R$
Opening balance	1,093,011	20,214	36,419,068	714,064
Share buyback program - approved on July 31, 2024	-	-	6,843,700	121,110
Share buyback program - approved on January 20, 2025	1,500,000	23,476	63,000,000	1,024,728
Exercise of long-term incentive plan	-	-	(5,194,110)	(53,278)
Cancellation of treasury stocks	(2,174,211)	(36,730)	(75,751,400)	(1,293,517)
Closing balance	418,800	6,960	25,317,258	513,107

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company.

On February 23, 2026, the Board of Directors approved a new share buyback program with the objective of: (i) maximizing long-term shareholder value generation through efficient management of the capital structure and meeting the long-term incentive programs of the Company and its subsidiaries; (ii) retention in treasury; (iii) cancellation; or (iv) subsequent sale on the market. The number of shares to be acquired is up to 55,000,000 preferred shares, representing approximately 4.4% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB), and up to 1,441,120 common shares, representing approximately 10% of the outstanding common shares (GGBR3). The acquisition period began on February 24, 2026, with a maximum term of 18 months, i.e., until August 24, 2027, inclusive. As of June 30, 2026, the Company had already acquired 353,000 common shares and 16,013,200 preferred shares, representing an amount of R$ 311,273. Additionally, between July 1, 2026, and the date of approval of this Interim Information by Management, the Company acquired 35,100 common shares and 1,020,900 preferred shares, representing an amount of R$ 22,502.

On February 23, 2026, the Company’s Board of Directors approved the cancellation of 418,800 common shares (GGBR3) and 7,700,000 preferred shares (GGBR4) issued by the Company, with no par value and without a reduction in share capital. On April 27, 2026, the Company’s Board of Directors approved the cancellation of 225,000 common shares (GGBR3) and 7,380,000 preferred shares (GGBR4) issued by the Company, with no par value and without a reduction in share capital. On August 4, 2026, the Company’s Board of Directors approved the cancellation of 163,100 common shares (GGBR3) and 6,975,000 preferred shares (GGBR4) issued by the Company, with no par value and without a reduction in share capital.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As a result of the share cancellations approved at the Board of Directors meetings detailed above, the Company’s capital is now divided into 716,975,719 common shares and 1,261,042,330 preferred shares, all with no par value. The corresponding amendment to Article 4 of the Company's bylaws, to reflect the new number of shares, is subject to resolution at a General Meeting to be convened in due course.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

g) Dividends - the Company credited dividends to shareholders in the amount presented below:

Dividends and interest on capital
Period	Nature	R$/share	Outstanding shares	Credit	Payment	2026
1st quarter	Dividends	0.18	1,967,728	5/13/2026	6/9/2026	354,191
Proposed Dividends						354,191
Credit per share (R$)		0.18

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	June 30, 2026			June 30, 2025
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	530,158	923,632	1,453,790	305,999	550,287	856,286

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	717,101,469	1,249,321,583		718,280,394	1,291,707,060

Earnings per share (in R$) – Basic	0.74	0.74		0.43	0.43

	For the six-month period ended on
	June 30, 2026			June 30, 2025
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	895,579	1,560,261	2,455,840	570,855	1,034,924	1,605,779

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	717,101,469	1,249,321,583		718,469,633	1,302,541,322

Earnings per share (in R$) – Basic	1.25	1.25		0.79	0.79

Diluted

	For the three-month period ended on
	June 30, 2026	June 30, 2025
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	923,632	550,287
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	2,400	1,255
	926,032	551,542

Net income allocated to common shareholders	530,158	305,999
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(2,400)	(1,255)

	527,758	304,744

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	717,101,469	718,280,394
Preferred Shares
Weighted-average number of preferred shares outstanding	1,249,321,583	1,291,707,060
Potential increase in number of preferred shares outstanding due to the long term incentive plan	8,944,105	8,278,206
Total	1,258,265,688	1,299,985,266

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.74	0.42

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the six-month period ended on
	June 30, 2026	June 30, 2025
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,560,261	1,034,924
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,426	2,597
	1,564,687	1,037,521

Net income allocated to common shareholders	895,579	570,855
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,426)	(2,597)

	891,153	568,258

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	717,101,469	718,469,633
Preferred Shares
Weighted-average number of preferred shares outstanding	1,249,321,583	1,302,541,322
Potential increase in number of preferred shares outstanding due to the long term incentive plan	9,765,514	9,233,325
Total	1,259,087,097	1,311,774,647

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.24	0.79

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2025	16,283,225
Granted	8,028,770
Cancelled	(1,320,055)
Exercised	(6,018,081)
Balance as of December 31, 2025	16,973,859
Granted	6,704,472
Forfeited	(1,165,951)
Exercised	(5,111,568)
Balance as of June 30, 2026	17,400,812

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 20.83 for the 2026 grant (R$ 18.32 for the 2025 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on June 30, 2026, was R$ 35,417 (R$ 41,330 for the three-month period ended on June 30, 2025) and in the six-month period ended on June 30, 2026 was R$ 75,022 (R$ 82,232 for the six-month period ended on June 30, 2025).

As presented in Note 17, the Company holds preferred shares in treasury stocks, which may be used to meet these plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Depreciation and amortization	(920,775)	(936,543)	(1,823,169)	(1,810,379)
Labor expenses	(2,281,321)	(2,310,889)	(4,565,702)	(4,567,284)
Raw material and consumption material	(10,576,043)	(11,091,659)	(20,704,951)	(22,233,351)
Freight	(1,263,306)	(1,156,112)	(2,369,417)	(2,312,972)
Other income	30,774	77,346	87,512	101,721
Other expenses	(582,232)	(648,999)	(1,180,945)	(1,243,291)
	(15,592,903)	(16,066,856)	(30,556,672)	(32,065,556)

Classified as:
Cost of sales	(15,041,444)	(15,495,203)	(29,463,238)	(30,923,986)
Selling expenses	(189,195)	(205,407)	(374,758)	(399,319)
General and administrative expenses	(328,059)	(351,505)	(664,371)	(700,463)
Other operating income	30,774	77,346	87,512	101,721
Other operating expenses	(47,661)	(89,456)	(96,086)	(136,930)
Impairment of financial assets	(17,318)	(2,631)	(45,731)	(6,579)
	(15,592,903)	(16,066,856)	(30,556,672)	(32,065,556)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income from short-term investments	46,708	64,383	104,197	123,588
Interest income and other financial incomes	65,625	76,383	134,017	171,260
Financial income total	112,333	140,766	238,214	294,848

Interest on debts	(269,107)	(314,436)	(551,371)	(573,375)
Monetary variation and other financial expenses	(183,598)	(142,203)	(344,125)	(319,913)
Financial expenses total	(452,705)	(456,639)	(895,496)	(893,288)

Hyperinflation adjustments in Argentina	(55,401)	(60,277)	(121,249)	(129,699)
Other exchange variations	86,180	88,351	167,416	164,014
Exchange variations, net	30,779	28,074	46,167	34,315

Buyback of bonds	-	(39,646)	-	(39,646)
Gains and Losses on derivatives, net	1,854	(7,294)	(17,121)	(38,856)
Financial result, net	(307,739)	(334,739)	(628,236)	(642,627)

NOTE 22 – SEGMENT REPORTING

The chief operating decision maker, responsible for making operational decisions, allocating resources, and evaluating performance include the Executive Board and the Board of Directors, which evaluate the performance of their business segments using Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization). The information presented to senior management, including the respective performance of each segment, is derived from records maintained in accordance with accounting practices, with some reallocations between segments.

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

• Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.

• North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint venture (note 3.2) located in Canada and Mexico;

• South America Segment: includes the operations in Argentina, Peru and Uruguay.

Information by business segment:

	For the three-month periods ended
	Brazil Segment		North America Segment		South America Segment		Eliminations and Adjustments		Consolidated
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	6,685,729	7,316,603	10,126,084	9,139,026	1,279,042	1,331,189	(220,223)	(261,068)	17,870,632	17,525,750
Cost of sales	(6,356,498)	(6,794,331)	(7,797,952)	(7,744,464)	(1,107,970)	(1,219,042)	220,976	262,634	(15,041,444)	(15,495,203)
Gross profit	329,231	522,272	2,328,132	1,394,562	171,072	112,147	753	1,566	2,829,188	2,030,547
Selling, general and administrative expenses	(221,426)	(255,018)	(181,357)	(203,979)	(42,610)	(42,003)	(71,861)	(55,912)	(517,254)	(556,912)
Other operating income (expenses)	(24,758)	(2,344)	14,719	31,325	1,925	782	(8,773)	(41,873)	(16,887)	(12,110)
Depreciation and amortization	573,601	545,917	272,643	316,785	74,531	78,192	-	(4,351)	920,775	936,543
Adjusted EBITDA proportional to joint ventures and associate companies*	48,323	66,424	165,700	96,603	-	-	-	-	214,023	163,027
Adjusted EBITDA	704,971	877,251	2,599,837	1,635,296	204,918	149,118	(79,881)	(100,570)	3,429,845	2,561,095

*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	19,829	44,274	123,545	56,996	-	-	-	-	143,374	101,270
Depreciation and amortization proportional to joint ventures and associate companies	28,494	22,150	42,155	39,607	-	-	-	-	70,649	61,757
Adjusted EBITDA proportional to joint ventures and associate companies	48,323	66,424	165,700	96,603	-	-	-	-	214,023	163,027

Supplemental information:
Net sales between segments	220,223	261,068	-	-	-	-	-	-	220,223	261,068

Information by business segment:

	For the six-month periods ended
	Brazil Segment		North America Segment		South America Segment		Eliminations and Adjustments		Consolidated
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	12,956,836	14,810,821	19,475,558	17,907,219	2,675,045	2,696,697	(521,146)	(513,651)	34,586,293	34,901,086
Cost of sales	(12,409,562)	(13,493,414)	(15,227,488)	(15,517,701)	(2,349,220)	(2,424,828)	523,032	511,957	(29,463,238)	(30,923,986)
Gross profit	547,274	1,317,407	4,248,070	2,389,518	325,825	271,869	1,886	(1,694)	5,123,055	3,977,100
Selling, general and administrative expenses	(443,899)	(480,806)	(369,232)	(416,907)	(85,062)	(87,359)	(140,936)	(114,710)	(1,039,129)	(1,099,782)
Other operating income (expenses)	(41,011)	(7,276)	25,961	31,263	4,735	5,230	1,741	(64,426)	(8,574)	(35,209)
Depreciation and amortization	1,123,904	1,035,283	554,251	627,240	145,014	147,856	-	-	1,823,169	1,810,379
Adjusted EBITDA proportional to joint ventures and associate companies*	96,429	108,625	392,933	201,902	-	-	-	-	489,362	310,527
Adjusted EBITDA	1,282,697	1,973,233	4,851,983	2,833,016	390,512	337,596	(137,309)	(180,830)	6,387,883	4,963,015

*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	40,834	65,438	307,477	123,091	-	-	-	-	348,311	188,529
Depreciation and amortization proportional to joint ventures and associate companies	55,595	43,187	85,456	78,811	-	-	-	-	141,051	121,998
Adjusted EBITDA proportional to joint ventures and associate companies	96,429	108,625	392,933	201,902	-	-	-	-	489,362	310,527

Supplemental information:
Net sales between segments	521,146	513,651	-	-	-	-	-	-	521,146	513,651

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Investments in associates and joint ventures	946,724	1,029,852	2,754,082	2,914,622	-	-	-	-	3,700,806	3,944,474
Total assets	36,327,171	35,798,486	35,137,748	35,468,282	4,763,384	4,943,445	5,744,410	5,477,962	81,972,713	81,688,175
Total liabilities	6,449,490	6,016,546	3,813,679	3,674,907	1,269,326	1,209,590	16,705,470	16,988,643	28,237,965	27,889,686

	For the three-month periods ended		For the six-month periods ended
Reconciliation of income before taxes to adjusted EBITDA for the year.	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income before taxes	2,024,622	1,150,598	3,538,080	2,228,616
Financial result, net	307,739	334,739	628,236	642,627
Income before financial result and taxes	2,332,361	1,485,337	4,166,316	2,871,243
Depreciation and amortization	920,775	936,543	1,823,169	1,810,379
Impairment of financial assets	17,318	2,631	45,731	6,579
Equity in earnings of unconsolidated companies	(54,632)	(26,443)	(136,695)	(35,713)
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	143,374	101,270	348,311	188,529
Depreciation and amortization proportional to joint ventures and associate companies	70,649	61,757	141,051	121,998
Adjusted EBITDA	3,429,845	2,561,095	6,387,883	4,963,015

The main products by business segment are:

- Brazil Segment: rebar, bars (including special bar quality), wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

- North America Segment: rebar, bars (including special bar quality), wire rod, structural shapes, wide flange beams and billets.

- South America Segment: rebar, bars, wires, wide flange beams and billets.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Interim Financial Statements . This column also includes amounts that are not part of operational results of a specific segment, such as selling, general and administrative expenses of corporate employees, other operating income and expenses and the related income tax effects of these amounts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		North America		South America (1)		Consolidated
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	6,465,506	7,055,535	10,126,084	9,139,026	1,279,042	1,331,189	17,870,632	17,525,750

Information by geographic area:

	For the six-month periods ended
	Brazil		North America		South America (1)		Consolidated
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net sales	12,435,690	14,297,170	19,475,558	17,907,219	2,675,045	2,696,697	34,586,293	34,901,086

	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Non-current assets (2)	25,390,602	24,280,744	22,420,102	24,042,986	2,123,526	2,188,056	49,934,230	50,511,786

(1)	Does not include operations of Brazil
(2)	Does not include Deferred income taxes, Fair value of derivatives and Prepaid pension cost

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2025, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate as well as a combination of both, given their potential impacts on cash flows, where an increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 7,465 million; and b) South America: R$ 724 million. In the Brazil segment, the recoverable amount was below the book value by R$ 3,456 million. On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,046 million; and b) South America: R$ 790 million. In the Brazil segment, the recoverable amount was below the book value by 3,008 million. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in a recoverable amount exceeding the book value as follows: a) North America: R$ 6,130 million and b) South America: R$ 614 million. In the Brazil segment, the recoverable amount was below the book value by R$ 4,374 million.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2026

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on June 30, 2026.

The Company will maintain over 2026 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On August 3, 2026, the Executive Board made a proposal regarding the advance payment of the minimum mandatory dividend stipulated in the Bylaws for the current fiscal year—to be paid as dividends calculated and credited based on shareholdings as of August 19, 2026, in the amount of R$ 451.3 million (R$ 0.23 per common and preferred share) with payment scheduled for September 11, 2026—which was submitted to and approved by the Board of Directors on August 4, 2026.

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